UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Other Events.

Other Events.

Mr. Stephen Dexter has transitioned from his role as Chief Accounting Officer of CDC Software Corporation (the “Company”) and has been appointed Chief Financial Officer of the Company. Mr. Dexter also remains as Chief Accounting Officer of the Company’s parent, CDC Corporation (“CDC”). Mr. Matthew Lavelle remains as Chief Financial Officer of CDC.

Exhibit	Description

99.1	Press release dated August 3, 2010 CDC Software Agrees to Acquire a Provider of Cloud-Based Transportation Management Solutions

99.2	Press release dated August 18, 2010 CDC Software Closes Two Seven Digit Deals in Third Quarter and Reports Increasing Sales Visibility

99.3	Press release dated August 19, 2010 CDC Software Reaffirms 2010 Guidance and Continues Share Repurchase Plan

99.4

Press release dated September 8, 2010

CDC Software Announces Availability of New Product Lifecycle Management Solution for Ross Enterprise that Shortens Time to Market, Ensures Product Compliance, Enhances Productivity and Reduces Costs

99.5

Press release dated September 9, 2010

A Leading Private Label Food Manufacturer Implements CDC Software’s Enterprise Event Management and Real Time Alerting Solution to Increase Visibility and Improve Productivity Throughout Its Enterprise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: September 17, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated August 3, 2010 CDC Software Agrees to Acquire a Provider of Cloud-Based Transportation Management Solutions

99.2	Press release dated August 18, 2010 CDC Software Closes Two Seven Digit Deals in Third Quarter and Reports Increasing Sales Visibility

99.3	Press release dated August 19, 2010 CDC Software Reaffirms 2010 Guidance and Continues Share Repurchase Plan

99.4

Press release dated September 8, 2010

CDC Software Announces Availability of New Product Lifecycle Management Solution for Ross Enterprise that Shortens Time to Market, Ensures Product Compliance, Enhances Productivity and Reduces Costs

99.5

Press release dated September 9, 2010

A Leading Private Label Food Manufacturer Implements CDC Software’s Enterprise Event Management and Real Time Alerting Solution to Increase Visibility and Improve Productivity Throughout Its Enterprise